Schedule A

Purchaser	Original Principal Amount of Notes	Interest added to Principal Amount	Liquidated Damages added to Principal Amount	Additional Investment	New Note Principal Amount	New Warrant Shares	New Additional Investment Right- Additional Notes	New Additional Investment Right- Warrant Shares
Cranshire Capital, L.P.	$750,000	$46,307	$30,000	$400,000	$1,226,307	613,154	$613,154	306,577
Iroquois Master Fund, Ltd.	$750,000	$46,307	$30,000	$300,000	$1,126,307	563,154	$563,154	281,577
Lilac Ventures Master Fund	$250,000	$15,436	$10,000	$0	$275,436	137,718	$137,718	68,859
Crestview Capital Master, LLC	$400,000	$24,697	$16,000	$160,000	$600,697	300,349	300,349	150,176
Bristol Investment Fund, Ltd.	$350,000	$21,610	$14,000	$140,000	$525,610	262,805	$262,805	131,403